Exhibit 10.13.1

30831 Huntwood Avenue, Hayward, CA 94544

(510) 476-2000 Fax (510) 471-3200

www.impaxlabs.com

March 11, 2011

Mr. Mark Schlossberg

5134 Terramar Way

Oxnard, CA 93035

PROPOSED TERMS OF EMPLOYMENT

(REVISED)

Dear Mark,

This letter sets forth the proposed terms on which we would like you to join Impax Laboratories, Inc. (“Impax”) as its Senior Vice President and General Counsel. If the terms are acceptable to you, then we would propose to enter into a written employment agreement that incorporates the terms described in this letter, as well as such other terms as you and Impax may agree upon.

The terms we propose for your employment are summarized as follows:

a.	As Senior Vice President and General Counsel, you will report to Larry Hsu, Ph.D., President and Chief Executive Officer;

b.	You will be based in our Hayward, California office;

c.	You will be entitled to a base salary of $17,307.70 paid biweekly ($450,000.00 annually);

d.	You will be eligible to participate in the Impax management bonus program, under which, for each full calendar year, you would be eligible for a bonus targeted at 60% of your base salary and potentially up to 90% of your base salary, in each case depending on the achievement of certain business and individual objectives and criteria;

e.	Your potential bonus for 2011 will be prorated depending on your start date, but Impax will pay you a one-time cash payment for 2011, concurrent with the timing of any bonus payments for 2011, in the amount of the difference between the prorated bonus amount you are entitled to under the Impax management bonus program and the amount that you would have been entitled to had you been employed with Impax for the full year of 2011;

f.	Subject to Board of Directors approval, Impax will award to you: (i) an option to purchase 100,000 shares of Impax common stock, and (ii) 30,000 Restricted Stock Units, in each case subject to our normal vesting schedule of 25% per year starting on the first anniversary of the grant, so long as you remain employed by Impax (these grants are subject to Board of Directors approval and this proposal is not a intended to create any obligation on the part of Impax or its Board of Directors — further details on our equity plans and any specific awards grant to you will be provided following approval of such awards by our Board of Directors);

g.	Impax will pay you a one-time hiring bonus of $100,000.00 (less applicable taxes and other required withholdings) to be paid as soon as administratively practical following your first day of employment with us;

h.	Impax will pay you a relocation allowance of $100,000.00 (which will be grossed up to account for applicable taxes and other required withholdings), which may be used toward any and all expenses that you may incur in your move to the Bay Area, which allowance will be payable as follows: (i) $50,000.00 after thirty (30) days of employment, and (ii) $50,000.00 on the first payroll date following your move to the Bay Area as demonstrated by delivery to Impax of proof of your permanent move to the Bay Area;

i.	Pending your acquisition of a permanent residence in the Bay Area, Impax will reimburse you up to $3,000 per month in temporary living expenses for up to a period of 12 months following your first day of employment with us; and

j.	You will be eligible for benefits in accordance with the applicable Impax policies for executives, including:

i.	medical and dental insurance coverage starting the first of the month following one month of employment;

ii.	group term life, and group long-term and short-term disability insurance coverage starting the first of the month following three months of employment;

iii.	participation in the Impax 401(k) Plan on the first day of the first calendar quarter following one month of employment;

iv.	participation in the Impax Executive Non Qualified Deferred Compensation Plan;

v.	accrual of up to twenty (20) days of Paid Time Off (PTO) that accrue on a weekly basis (PTO cannot be used until it is earned); and

vi.	a one-time allowance of 5 additional days Paid Time Off, if needed, the week of May 9, 2011.

We anticipate that the definitive written agreement will provide for an initial term expiring December 31, 2012, subject to termination earlier under certain circumstances. Such agreement will include Impax’s normal confidentiality, non-solicitation and non-compete covenants. The definitive written agreement is also expected to provide that (i) if within one year of your hire date you terminate your employment with Impax voluntarily without Good Reason or Impax terminates your employment for Cause (as such terms will be defined therein), then you will repay Impax 100% of the $100,000 hiring bonus and 100% of relocation payments that you received, and (ii) if such an event occurs within the second year after your hire date, then you will repay Impax the second of the relocation payments that you received.

Our offer will be contingent upon your successful completion of a drug test, background check and credit check paid by the Company. We will identify a clinic for drug testing local to you and, if you agree to the proposed terms in this letter and we move forward with a definitive written agreement, we ask that you schedule an appointment within 48 hours of your signed acceptance of the agreement. A positive result will negate our proposal and we will be unable to extend an offer.

If the terms described in this letter are acceptable to you, then please return to me a signed copy of this letter by confidential fax at 510-429-2146 by no later than March 18, 2011. Upon receipt of your signed copy, Impax will begin preparation of a draft employment agreement for your review. (Until a definitive written agreement is executed and delivered by you and Impax, you will not be an employee of Impax or be entitled to employment with Impax.)

Mark, we believe that you will contribute to the company’s overall success and that Impax will provide you the career environment and opportunities that you seek. We look forward to your joining the Impax team. If you have any questions please call me at 510-240-6045.

Sincerely,

/s/ Paul R. Ulatoski

Paul R. Ulatoski

Vice President Human Resources

Impax Laboratories, Inc.

Accepted by:

/s/ Mark Schlossberg	Date:	March 17, 2011
Mark Schlossberg

CC: Dr. Larry Hsu, Ph.D., President and CEO